Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED SHARE DIVIDENDS

	Fiscal Year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of US dollars)

Computation of earnings available for fixed charges:
Income (loss) before income taxes and minority interests	12,549	(144,834)	90,948	10,255	(97,038)
Add:
Loss (income) in equity investees	(27,563)	(6,486)	(36,040)	(33,836)	(25,997)
Fixed charges	45,601	89,207	100,266	95,398	97,411
Amortization of capitalized interest	12,127	13,062	12,427	17,311	22,049
Distributed income of equity investees	—	29,460	38,178	33,602	34,157
Less:
Interest capitalized	15,177	19,032	12,062	34,818	29,158

Earnings available for fixed charges	27,537	(38,623)	193,717	87,912	1,424

Computation of fixed charges:
Interest expensed	25,853	61,606	80,381	55,370	60,828
Interest capitalized	15,177	19,032	12,062	34,818	29,158
Amortization of capitalized expenses related to indebtedness	4,240	8,233	7,569	4,955	7,142
Estimate of interest within rental expense on operating leases	331	336	254	255	283

Fixed charges	45,601	89,207	100,266	95,398	97,411

Preferred dividends(1)	—	3,196	9,476	9,663	10,042
Ratio of earnings to fixed charges	—	—	1.93X	—	—

Deficiency of earnings available to cover fixed charges	$18,064	$127,830	—	$7,486	$95,987

Ratio of earnings to combined fixed charges and preferred dividends	—	—	1.77X	—	—

Deficiency of earnings available to cover combined fixed charges and preferred dividends	$18,064	$131,026	—	$17,149	$106,029

Note:

(1)	Preferred dividends consist of accretion charges related to our convertible redeemable preference shares.